Filed by Globis NV Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Globis Acquisition Corp. (File No. 001-39786)

Commission File No. for the Related Registration Statement: 333-262126

The investor presentation set forth below was filed by Globis Acquisition Corp. on January 27, 2022 as Exhibit 99.1 to a Current Report on Form 8-K in connection with the proposed business combination between Globis Acquisition Corp. and Forafric Agro Holdings Limited.